Form N-SAR for Equity Funds



Exhibit 99.77M

Mergers

On September 15, 2011, The Board of Trustees of the Equity Funds
(the "Trust"), including a majority of the Independent Trustees, approved a plan of reorganization and termination (the "Plan") providing for the sale of all of the assets of the Blue Chip Fund (the "Acquired Fund") to, and the assumption of all of the liabilities of the Acquired Fund by, the Growth & Income Fund (the "Acquiring Fund"). At the close of business on December 9, 2011, the Acquired Fund was reorganized into the Acquiring Fund and shareholders of each class of the Acquired Fund received shares of the corresponding class of the Acquiring Fund in accordance with the Plan. The Acquiring Fund was the surviving entity in the reorganization.